UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2025

GlycoMimetics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36177	06-1686563
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 65

Monrovia, Maryland 21770

(Address of principal executive offices, including zip code)

(240) 243-1201

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GLYC	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, GlycoMimetics, Inc., a Delaware corporation (“GlycoMimetics”), entered into an Agreement and Plan of Merger and Reorganization, dated October 28, 2024, which agreement was amended on February 14, 2025 and April 28, 2025 (as amended, the “Merger Agreement”), with Gemini Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GlycoMimetics (“First Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GlycoMimetics (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and Crescent Biopharma, Inc., a Delaware corporation (“Crescent”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Merger Sub, will merge with and into Crescent, with Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”), and Crescent will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger. After the completion of the Merger, Second Merger Sub will change its corporate name to “Crescent Biopharma Operating Company, LLC” and GlycoMimetics will change its name to “Crescent Biopharma, Inc.” The Merger Agreement was unanimously approved by the board of directors of each of GlycoMimetics and Crescent.

In connection with the Merger, GlycoMimetics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement/prospectus (the “Form S-4”), most recently amended on May 12, 2025 and declared effective by the SEC on May 14, 2025. GlycoMimetics and Crescent commenced mailing of the definitive proxy statement/prospectus on May 14, 2025.

The following supplemental disclosures should be read in conjunction with the Form S-4, which should be read in its entirety as supplemented. The inclusion in this supplement to the Form S-4 of certain information should not be regarded as an indication that any of GlycoMimetics or its directors, affiliates, officers, or other representatives, or any other recipient of this information, considered, or now considers, it to be material, and such information should not be relied upon as such. Defined terms used but not defined herein have the meanings set forth in the Form S-4. For clarity, new text within restated paragraphs from the Form S-4 is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Form S-4 is highlighted with ~~strikethrough text~~.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the second and third paragraphs beginning on page 121 of the Form S-4 in their entirety with the following:

Following receipt of bid letters on August 21, 2024, Lucid reviewed the proposals and selected 11 potential counterparties that most strongly aligned with GlycoMimetics’ ~~stated~~ requirements ~~and projected closing cash levels~~ regarding time to closing, ability to raise capital and the need for and amount of a concurrent financing, likelihood of closing and the amount of cash that GlycoMimetics would be required to have as of the closing date. Lucid engaged in discussions with each of the 11 finalists to assess their interest in moving forward with a potential transaction and based on those conversations, identified that 5 of the 11 potential counterparties would be interested in presenting to GlycoMimetics’ management. Based on discussions with the management of GlycoMimetics regarding GlycoMimetics’ updated expense budgets and anticipated cash forecasts through the potential closing of a reverse merger transaction, Lucid reprioritized discussions with the potential counterparties to focus on 10 candidates believed to be most interested in and reasonably able to consummate a reverse merger with GlycoMimetics. After diligence calls with each of these 10 counterparties, three viable targets were identified and the ~~remaining~~ other seven potential counterparties were deprioritized ~~due to transactability issues, including cash needs, milestone timing, free float considerations, and valuation concerns~~ for the reasons listed above, with a particular focus on the inability to raise the necessary funds for a concurrent financing. GlycoMimetics’ management reviewed with Lucid the non-binding proposals provided by the three remaining potential counterparties and, during the week of September 2, 2024, met with representatives of each potential counterparty. Following the counterparty management presentations and after further diligence, Lucid worked with GlycoMimetics’ management to refine GlycoMimetics’ estimate of ~~closing~~ its cash ~~deliverable at a~~ on projected closing ~~and determined that two of the three potential counterparties would not be~~ dates, and two parties remained viable choices: Crescent; and another potential counterparty, “Party A”. With respect to Party A ~~the remaining potential counterparty (“Party A”)~~, on September 10, 2024, GlycoMimetics’ management directed Lucid to present Party A with a proposed term sheet for a reverse merger reflecting, among other items, the anticipated closing cash deliverable by GlycoMimetics and a reduced equity valuation for Party A. Thereafter, on September 12, 2024, Party A presented a further revised proposed term sheet with additional proposed revisions, including a readjusted Party A valuation.

~~Following the announcement of topline results~~ Throughout this period, GlycoMimetics’ management continued to explore potential monetization transactions for GlycoMimetics’ other programs, but was unable to identify any other viable transactions. On September 5, 2024, following extensive marketing efforts and discussion with multiple potentially interested parties, GlycoMimetics sold its rivipansel program to Biossil Inc. for approximately $1 million in cash.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the final paragraph beginning on page 122 and carrying over onto page 123 of the Form S-4 in its entirety with the following:

Following Crescent’s presentation, the GlycoMimetics Board determined that Crescent was a counterparty that merited serious consideration because (i) it required a minimal amount of GlycoMimetics’ cash and would therefore allow for sufficient time to complete the proposed transaction, (ii) the company was backed by a reputable investor with a history of successful reverse merger transactions, and (iii) the company was confident that it could secure strong interest with respect to an investment that would be contemplated to close concurrently with the closing of the proposed merger. As a result, the GlycoMimetics Board focused its efforts on pursuing a transaction with Crescent while continuing to discuss a potential transaction with Party A in case a transaction with Crescent did not come to fruition. The GlycoMimetics Board determined that it should pursue a transaction with Crescent in light of the GlycoMimetics Board’s view that (i) the liquidation of GlycoMimetics was not reasonably likely to result in superior value to GlycoMimetics’ stockholders when compared to the proposed transaction; (ii) the $8 million enterprise value ascribed to GlycoMimetics would give GlycoMimetics’ stockholders a significant opportunity to participate in the potential growth of the Combined Company following the merger at the negotiated exchange ratio; (iii) the preliminary due diligence performed to date and the recommendations of its advisors with respect to the viability of Crescent’s assets, including the proposed concurrent $125 million PIPE financing, would provide a meaningful opportunity to GlycoMimetics’ stockholders; (iv) the likelihood of consummation of the proposed transaction would be high given Paragon licensees’ recent record of successful reverse merger transactions and substantial capital resources; and (v) the proposal from Crescent was more favorable to GlycoMimetics than the potential value that might have resulted from further pursuing other strategic transactions available to GlycoMimetics, including with Party A, in light of the extensive outreach process undertaken to date. To assist with the potential transaction, the GlycoMimetics Board discussed the establishment of a special transaction committee for the purpose of reviewing, negotiating and making recommendations to the GlycoMimetics Board regarding subsequent changes to the Crescent Term Sheet (the “Term Sheet Committee”). The Term Sheet Committee was formed for convenience of the. GlycoMimetics Board and not because of any conflicts-related concerns with Crescent or Paragon. The GlycoMimetics Board approved the formation of the Term Sheet Committee and appointed Mr. Junius and Mr. Pearson to serve on the Term Sheet Committee. The GlycoMimetics Board delegated to the Term Sheet Committee the full power and authority of the GlycoMimetics Board to, among other things, consider, evaluate, negotiate and make recommendations to the GlycoMimetics Board regarding the Crescent Term Sheet. It was also discussed and concluded that the Term Sheet Committee would update and seek input from the GlycoMimetics Board as appropriate; and members of the GlycoMimetics Board who were not also members of the Term Sheet Committee would have timely access to the Crescent Term Sheet and any subsequent changes thereto. The members of the Term Sheet Committee received no additional compensation for this assignment and the Term Sheet Committee was formally dissolved on October 28, 2024, immediately after the Company executed the Merger Agreement with Crescent.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the first paragraph beginning on page 123 of the Form S-4 in its entirety with the following:

On September 19, 2024 and September 20, 2024, GlycoMimetics’ management and the legal representatives and financial advisors to each of GlycoMimetics and Crescent continued to perform due diligence on Crescent and the potential strategic opportunity and held multiple discussions regarding, among other things, the form of the proposed transaction and related timelines; Crescent’s proposed increase of the level of concurrent PIPE financing with no concomitant change to GlycoMimetics valuation; the proposed development plan for Crescent’s technology and the indication under development; the potential contribution of additional assets to Crescent, including GlycoMimetics’ existing pipeline; the substantive economic terms of a potential reverse merger transaction; and the relative valuations to be ascribed to each party. Following these discussions, a revised Crescent Term Sheet was circulated to the Term Sheet Committee for approval, which was granted. Thereafter, on the evening of September 20, 2024, Lucid delivered a revised draft of the Crescent Term Sheet to Wedbush, proposing a reverse merger transaction ascribing an $8,000,000 enterprise valuation to GlycoMimetics, a $50,000,000 enterprise valuation of Crescent, a concurrent PIPE financing in the amount of $125,000,000, and setting forth certain other material terms including (1) conditions to execution of any definitive agreement, (2) conditions to the closing of the business combination transaction; and (3) the exclusivity period.

During a diligence update call held on September 12, 2024, Crescent informed GlycoMimetics and representatives of Lucid that Crescent did not plan to retain, employ or otherwise engage any GlycoMimetics executives after the closing of the proposed merger. During a follow-up call on October 16, 2024, Crescent reaffirmed that position and further confirmed that the transaction structure contemplated no equity roll-over, retention equity or other employment-linked consideration for GlycoMimetics’ management team.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the second to last paragraph beginning on page 123 of the Form S-4 in its entirety with the following:

On September 24, 2024, GlycoMimetics made the decision not to pursue a transaction with Party A. Party A is owned by a Chinese parent and GlycoMimetics was concerned about the unknown time it would take for Chinese regulatory bodies to clear the transaction. The GlycoMimetics Board also confirmed at this meeting—after consultation with management and Lucid—that, given the going-concern uncertainties described in Note 1 to GlycoMimetics’ audited financial statements, it was not feasible to prepare financial projections and they would not be meaningful for use in evaluating the proposed merger or any alternative transaction. Additionally, no financial projections prepared by or on behalf of Crescent were provided to GlycoMimetics or Lucid at any time.

The disclosure under the heading “Background of the Merger” is hereby amended and supplemented by replacing the second paragraph beginning on page 124 of the Form S-4 in its entirety with the following:

Between July 2023 and September 2024, GlycoMimetics entered into 14 confidentiality agreements with prospective counterparties, including biotechnology companies, discovery platforms and life-science investors, one of which was Paragon. 12 of these confidentiality agreements, including the one with Paragon, contained standstill provisions restricting the counterparty from acquiring GlycoMimetics securities or pursuing a control transaction which included “don’t-ask, don’t-waive” language that prohibited the counterparty from requesting a waiver of the standstill. These provisions automatically terminated in accordance with their terms upon the signing of the Merger Agreement. On October 16, 2024, GlycoMimetics executed an indemnity letter with Jefferies LLC, TD Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated as placement agents in respect of the sale of securities underlying the proposed $125 million concurrent PIPE financing.

The disclosure under the heading “Selected Precedent IPO Companies” is hereby amended and supplemented by replacing the table on page 137 of the Form S-4 in its entirety with the following:

First-Trade Date	Issuer	Stage at IPO	Pre-Money Value ($m)	Cash ($m)	Debt ($m)	Enterprise Value at IPO ($m)
9/13/2024	Bicara Therapeutics	Phase I	616.7	203.9	0.0	412.8
2/09/2024	Adagene	Phase I	853.3	75.2	8.0	786.1
7/21/2023	Turnstone Biologics	Phase I	186.3	49.2	0.0	137.1
2/04/2022	Nuvectis Pharma	Phase I	47.6	5.7	0.0	41.9
1/13/2022	Tharimmune	Pre-clinical	29.9	0.0	2.2	32.1
10/22/2021	Xilio Therapeutics	Phase I	309.0	99.8	9.6	218.8
10/07/2021	Pyxis Oncology	Pre-clinical	355.7	133.5	0.0	222.2
9/15/2021	Tyra Biosciences	Pre-clinical	481.8	135.2	0.0	346.6
7/29/2021	Omega Therapeutics	Pre-clinical	668.5	122.4	11.8	557.9
6/17/2021	Lyell Immunopharma	Pre-clinical	3,703.1	604.9	0.0	3,098.2
6/11/2021	Janux Therapeutics	Pre-clinical	484.5	70.7	0.0	413.8
5/04/2021	Werewolf Therapeutics	Pre-clinical	320.6	84.6	0.0	236.0
2/04/2021	Bolt Biotherapeutics	Phase I	460.4	22.8	0.0	437.6
9/25/2020	Prelude Therapeutics	Phase I	648.5	29.7	0.0	618.8
8/14/2020	CureVac N.V.	Phase I	2,602.2	49.3	67.1	2,619.9
7/16/2020	Relay Therapeutics	Phase I	1,337.5	312.2	0.0	1,025.3
4/24/2020	ORIC Pharmaceuticals	Phase I	340.7	79.4	0.0	261.3
1/30/2020	Black Diamond Therapeutics	Pre-clinical	451.0	154.7	0.0	296.3
5/22/2019	Bicycle Therapeutics	Phase I	187.1	59.4	0.0	127.7
9/27/2018	Gritstone Bio	Phase I	332.4	64.5	10.5	278.4

The disclosure under the heading “Selected Publicly Traded Companies” is hereby amended and supplemented by replacing the table on page 138 of the Form S-4 in its entirety with the following:

Company	Ticker	Stage	Market Cap ($m)	Debt ($m)	Cash ($m)	Enterprise Value ($m)
Janux Therapeutics	JANX	Phase I	2,786.0	0.0	646.3	2,139.7
Enliven Therapeutics	ELVN	Phase I	1,360.9	0.0	312.4	1,048.5
Tyra Biosciences	TYRA	Phase I	1,158.0	0.0	373.8	784.2
Bicara Therapeutics	BCAX	Phase I	1,223.7	0.0	565.9	657.8
Immatics	IMTX	Phase I	1,105.2	0.0	718.5	386.7
ORIC Pharmaceuticals	ORIC	Phase I	574.9	0.0	308.5	266.4
Instil Bio	TIL	Phase I	202.0	81.9	148.8	135.2
Mersana Therapeutics	MRSN	Phase I	233.1	25.4	162.7	95.7
Context Therapeutics	CNTX	Phase I	175.5	0.0	101.5	74.0
Corbus Pharmaceuticals	CRBP	Phase I	196.4	10.8	147.0	60.2
TScan Therapeutics	TCRX	Phase I	257.5	30.4	297.7	(9.8)
Fate Therapeutics	FATE	Phase I	301.8	0.0	352.0	(50.2)
CytomX Therapeutics	CTMX	Phase I	80.5	0.0	137.2	(56.7)

The disclosure under the heading “Selected Publicly Traded Companies” is hereby amended and supplemented by replacing the first table on page 139 of the Form S-4 in its entirety with the following:

Company	Ticker	Stage	Market Cap ($m)	Debt ($m)	Cash ($m)	Enterprise Value ($m)
Apogee Therapeutics	APGE	Phase II	3,113.2	0.0	789.6	2,323.6
Spyre Therapeutics	SYRE	Phase I	1,772.5	0.0	426.0	1,346.5
Viridian Therapeutics	VRDN	Phase III	1,759.8	20.5	796.4	983.9
Cogent Biosciences	COGT	Phase III	1,310.1	0.0	389.9	920.2
Oruka Therapeutics	ORKA	Pre-clinical	979.6	0.0	475.0	504.6
Astria Therapeutics	ATXS	Phase Ib/II	647.2	0.0	354.7	292.5

The disclosure under the heading “Selected Precedent M&A Transactions” is hereby amended and supplemented by replacing the second table on page 139 of the Form S-4 in its entirety with the following:

Closed Date	Target	Acquirer	Stage	Implied Enterprise Value ($m*)
7/29/2024	Nerio Therapeutics	Boehringer Ingelheim	Pre-clinical	1,300.0
5/02/2024	Mariana Oncology	Novartis	Pre-clinical	1,000.0
4/03/2024	Kinnate Biopharma	XOMA Royalty Corp.	Phase I	115.3
11/22/2023	T3 Pharma	Boehringer Ingelheim	Phase I	509.0
1/16/2023	Neogene	AstraZeneca	Pre-clinical	200.0
9/07/2022	Good Therapeutics	Roche	Pre-clinical	250.0
12/10/2021	NBE Therapeutics	Boehringer Ingelheim	Phase I	1,180.0
1/23/2020	Synthorx	Sanofi	Pre-clinical	2,350.0
5/31/2018	AurKa Pharma	Eli Lilly	Phase I	110.0

*Enterprise value excludes contingent milestone payments when disclosure allowed.

The disclosure under the heading “Selected Precedent Reverse Merger Transactions” is hereby amended and supplemented by replacing the table on page 140 and carrying over through page 142 of the Form S-4 in its entirety with the following:

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
10 / 17 / 2024	TuHURA Biosciences	Kintara Therapeutics (KTRA)	1	10	6%	191	160	31
10 / 09 / 2024	Wex Pharmaceuticals (“Dogwood”)	Virios Therapeutics (VIRI)	0	6	6%	99	99	20
08 / 29 / 2024	Oruka Therapeutics	ARCA Biopharma (ABIO)	5	6	2%	450	175	275
08 / 12 / 2024	Firefly Neurosciences	WaveDancer (WAVD)	1	14	8%	110	110	4
06 / 20 / 2024	Tetonic Therapeutic	AVROBIO (AVRO)	65	13	25%	140	140	131
04 / 01 / 2024	Tawsfynydd Therapeutics	Onconova Therapeutics (ONTX)	7	11	14%	100	104	14
03 / 26 / 2024	Serina Therapeutics	AgeX Therapeutics (AGE)	24	6	25%	90	83	15
03 / 25 / 2024	Q32 Bio	Homology Medicines (FIXX)	60	20	26%	195	195	42
03 / 21 / 2024	LENZ Therapeutics	Graphite Bio (GRPH)	115	12	31%	232	232	54
03 / 14 / 2024	Immunogenx (Entero Tx)	First Wave BioPharma (FWBI)	4	15	18%	85	95	—
03 / 06 / 2024	Adaptive Phage Therapeutics	BiomX (PHGE)	N/A	N/A	55%	N/A	N/A	50
12 / 27 / 2023	Cyclo Therapeutics	Applied Molecular Transport (AMTI)	12	1	25%	41	28	—

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
12 / 18 / 2023	Neurogene	Neoleukin Therapeutics (NLTX)	42	14	16%	295	200	95
12 / 15 / 2023	ProteoMedix (Onconetix)	Blue Water Biotech (BWV)	N/A	N/A	20%	75	52	—
11 / 13 / 2023	Cartesian Therapeutics	Selecta Biosciences (RNAC)	50	13	27%	170	170	60
11 / 03 / 2023	Korro Bio	Frequency Therapeutics (FREQ)	25	15	8%	326	298	117
10 / 31 / 2023	Lung Therapeutics	Aileron Therapeutics (ALRN)	8	10	17%	90	90	18
10 / 16 / 2023	Notable Labs	Vascular Biogenics (VBLT)	15	20	25%	110	95	10
09 / 11 / 2023	Dianthus Therapeutics	Magenta Therapeutics (MGTA)	65	20	22%	225	225	70
08 / 16 / 2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (DFFN)	12	10	22%	79	79	—
06 / 29 / 2023	TeraImmune	Baudax Bio (BXRX)	N/A	3	18%	10	10	—
06 / 22 / 2023	Spyre Therapeutics	Aeglea BioTherapeutics (AGLE)	10	25	5%	110	110	210
06 / 01 / 2023	Elicio Therapeutics	Angion Biomedica (ANGN)	27	7	35%	95	95	—
04 / 22 / 2023	GRI Bio	Vallon Pharmaceuticals (VLON)	—	29	17%	65	49	15

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
03 / 20 / 2023	CalciMedica	Graybug Vision (GRAY)	25	15	28%	100	100	10
03 / 07 / 2023	Carisma Therapeutics	Sesen Bio (SESN)	110	15	25%	196	196	30
02 / 23 / 2023	Enliven Therapeutics	Imara (IMRA)	82	10	16%	489	325	165
01 / 09 / 2023	Catheter Precision	Ra Medical Systems (RMED)	6	4	12%	62	63	9
12 / 29 / 2022	Disc Medicine	Gemini Therapeutics (GMTX)	90	10	26%	314	260	54
12 / 27 / 2022	GNI Group (Gyre Tx)	Catalyst Biosciences (CBIO)	1	9	3%	334	333	—
12 / 19 / 2022	Kineta, Inc.	Yumanity Therapeutics (YMTX)	8	26	15%	194	194	30
11 / 08 / 2022	ARS Pharmaceuticals	Silverback Therapeutics (SBTX)	265	5	38%	441	426	—
09 / 28 / 2022	Aceragen, Inc.	Idera Pharmaceuticals (IDRA)	21	7	33%	57	42	—
09 / 15 / 2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (CLBS)	65	25	50%	90	84	—
08 / 30 / 2022	Vivani Medical	Second Sight Medical (EYES)	55	N/A	23%	141	131	—
07 / 05 / 2022	Syros Pharmaceuticals	Tyme Technologies (TYME)	62	8	27%	189	141	130
05 / 16 / 2022	Aprea Therapeutics	Atrin Pharmaceuticals (APRE)	35	15	41%	75	75	—
10 / 24 / 2021	Quoin Pharmaceuticals	Cellect Biotechnology (APOP)	5	13	25%	56	51	22

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
08 / 26 / 2021	Aadi Bioscience	Aerpio Pharmaceuticals (ARPO)	28	15	52%	82	79	155
08 / 03 / 2021	Decoy Biosystems	Indaptus Therapeutics (INDP)	2	10	34%	65	35	30
07 / 27 / 2021	Cytocom (Statera)	Cleveland BioLabs (CBLI)	3	N/A	39%	61	61	—
06 / 28 / 2021	Tempest Therapeutics	Millendo Therapeutics (MLND)	17	19	23%	158	128	30
06 / 15 / 2021	ReShape Lifesciences	Obalon Therapeutics (OBLN)	4	15	49%	19	28	—
04 / 27 / 2021	Leading BioSciences (Palisade)	Seneca Biopharma (SNCA)	5	30	35%	98	78	20
04 / 16 / 2021	MyMD Pharmaceuticals	Akers Biosciences (AKER)	23	5	20%	269	251	18
03 / 31 / 2021	StemoniX (Vyant Bio)	Cancer Genetics (CGIX)	2	15	22%	60	60	—
03 / 16 / 2021	ChemomAb Ltd.	Anchiano Therapeutics (ANCN)	0	15	10%	135	90	46
02 / 24 / 2021	Viracta Therapeutics	Sunesis Pharmaceuticals (SNSS)	14	16	14%	185	120	65
01 / 28 / 2021	Quellis Biosciences (Astria)	Catabasis Pharmaceuticals (CATB)	37	25	25%	185	177	110
12 / 22 / 2020	Yumanity Therapeutics	Proteostasis Therapeutics (PTI)	29	34	29%	154	120	34
12 / 01 / 2020	Petros Pharmaceuticals	Neurotrope (NTRP)	N/A	4	—	N/A	N/A	—
11 / 23 / 2020	F-star Therapeutics	Spring Bank Pharmaceuticals	11	23	46%	40	25	15
11 / 05 / 2020	Ocuphire Pharma	Rexahn Pharmaceuticals (REXN)	2	16	13%	138	117	21

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
10 / 27 / 2020	Viridian Therapeutics	Miragen Therapeutics (MGEN)	12	15	12%	191	71	91
09 / 15 / 2020	Adicet Bio	resTORbio (TORC)	65	8	25%	220	220	—
09 / 14 / 2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics (NVUS)	5	5	5%	183	75	108
07 / 06 / 2020	Kiq Bio (Cogent)	Unum Therapeutics (UMRX)	12	17	16%	149	45	104
06 / 15 / 2020	Forte Biosciences	Tocagen (TOCA)	1	8	14%	49	30	19
05 / 28 / 2020	Larimar Therapeutics	Zafgen (ZFGN)	40	5	23%	148	68	80
05 / 26 / 2020	Histogen, Inc.	Conatus Pharmaceuticals (CNAT)	13	23	26%	100	100	—
05 / 22 / 2020	Qualigen, Inc.	Ritter Pharmaceuticals (RTTR)	N/A	N/A	8%	N/A	N/A	4
05 / 18 / 2020	Timber Pharmaceuticals	BioPharmX Corporation (BPMX)	2	16	12%	106	86	20
04 / 01 / 2020	Curetis NV	OpGen (OPGN)	7	7	28%	24	24	9
01 / 09 / 2020	Protara Therapeutics	Proteon Therapeutics (PRTO)	3	5	10%	63	20	43
12 / 30 / 2019	NeuroBo Pharmaceuticals	Gemphire Therapeutics (GEMP)	8	4	4%	118	94	24
11 / 07 / 2019	Venus Concept	Restoration Robotics (HAIR)	10	20	15%	223	282	21

Closed Date	Surviving Company (Private)	Public Vehicle (Ticker)	Public Co. Cash at Close ($ mm)	Value Delivered Net of Cash ($ mm)	Public Co. % Ownership of NewCo	Equity Value at Merger ($ mm)	Enterprise Value at Merger ($ mm)	Concurrent ($ mm)
09 / 27 / 2019	Ocugen, Inc.	Histogenics Corporation (HSGX)	N/A	N/A	17%	N/A	N/A	25
08 / 31 / 2019	Brickell Biotech	Vical Incorporated (VICL)	35	4	44%	50	50	25
07 / 31 / 2019	ESSA Pharma	Realm Therapeutics (RLM)	21	1	46%	45	45	36
07 / 22 / 2019	Salarius Pharmaceuticals	Flex Pharma (FLKS)	7	4	20%	36	30	6
07 / 15 / 2019	NeuBase Therapeutics	Ohr Pharmaceutical (OHRP)	1	7	15%	41	32	9
06 / 10 / 2019	Oncternal Therapeutics	GTx (GTXI)	15	9	23%	81	77	—
06 / 09 / 2019	Edesa Biotech	Stellar Biotechnologies (SBOT)	4	2	12%	42	37	—
05 / 09 / 2019	Armata Pharmaceuticals	Ampliphi Biosciences (APHB)	2	10	24%	28	22	10
05 / 06 / 2019	Adynxx, Inc.	Alliqua BioMedical (ALQA)	2	3	14%	29	21	—
04 / 23 / 2019	Mereo BioPharma	Oncomed Pharmaceuticals (OMED)	37	20	26%	222	213	—
04 / 12 / 2019	Immunic AG	Vital Therapies (VTL)	7	10	12%	85	79	30
03 / 26 / 2019	Enlivex Therapeutics	Bioblast Pharma (ORPN)	0	5	4%	108	100	8
03 / 18 / 2019	PDS Biotechnology	Edge Therapeutics (EDGE)	25	5	30%	70	70	—
03 / 13 / 2019	X4 Pharmaceuticals	Arsanis (ASNS)	21	29	30%	115	115	—
01 / 24 / 2019	Seelos Therapeutics	Apricus Biosciences (APRI)	3	8	14%	65	65	18
12 / 07 / 2018	Millendo Therapeutics	OvaScience (OVAS)	36	5	17%	155	155	50
10 / 12 / 2018	Aravive Biologics	Versartis (VSAR)	57	0	50%	54	50	—
02 / 13 / 2018	Vaxart, Inc.	Aviragen Therapeutics (AVIR)	30	44	49%	77	77	—
01 / 30 / 2018	Innovate Biopharmaceuticals	Monster Digital (MSDI)	0	6	9%	60	60	21
01 / 17 / 2018	Evofem Biosciences	Neothetics (NEOT)	0	29	13%	171	151	20
01 / 04 / 2018	Rocket Pharmaceuticals	Inotek Pharmaceuticals (ITEK)	42	5	19%	200	N/A	—

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning GlycoMimetics, Crescent, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Crescent’s pre-closing financing) and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting GlycoMimetics, Crescent or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including GlycoMimetics’ failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of GlycoMimetics and Crescent to consummate the transactions contemplated by the Merger, risks associated with GlycoMimetics’ continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the SEC, including the Form S-4 and reports filed on Form 10-K, 10-Q and 8-K and in other filings made by GlycoMimetics with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on GlycoMimetics’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by GlycoMimetics, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction

This Current Report on Form 8-K does not substitute for the Form S-4, proxy statement/prospectus or for any other document that GlycoMimetics has filed or may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between GlycoMimetics and Crescent, GlycoMimetics has filed relevant materials with the SEC, including the Form S-4 that contains a proxy statement/prospectus.

GLYCOMIMETICS URGES INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GLYCOMIMETICS, CRESCENT, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and stockholders can obtain free copies of the Form S-4 and other documents filed by GlycoMimetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that GlycoMimetics communicates with investors and the public using its website (www.glycomimetics.com) and the investor relations website (www.glycomimetics.com/investor-relations) where anyone is able to obtain free copies of the Form S-4 and other documents filed by GlycoMimetics with the SEC and stockholders are urged to read the Form S-4 and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

GlycoMimetics, Crescent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about GlycoMimetics’ directors and executive officers including a description of their interests in GlycoMimetics is included in GlycoMimetics’ Annual Report on Form 10-K, as filed with the SEC on February 13, 2025, and in subsequent reports filed with the SEC. Additional information regarding these persons and their interests in the proposed transaction are included in the Form S-4 relating to the proposed transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GlycoMimetics, Inc.
(Registrant)

Date: May 30, 2025	By:	/s/ Brian Hahn
Brian Hahn
Principal Financial Officer